UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Building 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: March 12, 2013

EXHIBIT INDEX

Page

Exhibit 99.1 — Press release	4

Exhibit 99.1

PERFECT WORLD ANNOUNCES FOURTH QUARTER AND FISCAL YEAR 2012 UNAUDITED FINANCIAL RESULTS

(Beijing, China — March 11, 2013) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012.

Fourth Quarter 2012 Highlights1

•                  Total revenues were RMB679.9 million (USD109.1 million), as compared to RMB695.8 million in 3Q12 and RMB776.4 million in 4Q11.

•                  Gross profit was RMB522.6 million (USD83.9 million), as compared to RMB566.9 million in 3Q12 and RMB639.3 million in 4Q11.

•                  Operating profit was RMB12.4 million (USD2.0 million), as compared to RMB109.4 million in 3Q12 and RMB220.2 million in 4Q11.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP operating profit2 was RMB67.1 million (USD10.8 million), as compared to RMB127.5 million in 3Q12 and RMB244.0 million in 4Q11.

•                  Net income attributable to the Company’s shareholders was RMB86.4 million (USD13.9 million), as compared to RMB86.2 million in 3Q12 and RMB260.0 million in 4Q11.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP net income attributable to the Company’s shareholders2 was RMB141.1 million (USD22.7 million), as compared to RMB104.3 million in 3Q12 and RMB283.9 million in 4Q11.

•                  Basic and diluted earnings per ADS3 were RMB1.79 (USD0.29) and RMB1.78 (USD0.29), respectively, as compared to RMB1.78 and RMB1.77, respectively, in 3Q12, and RMB5.65 and RMB5.45, respectively, in 4Q11.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP basic and diluted earnings per ADS2 were RMB2.92 (USD0.47) and RMB2.90 (USD0.47), respectively, as compared to RMB2.16 and RMB2.14 respectively, in 3Q12, and RMB6.17 and RMB5.94, respectively, in 4Q11.

•                  In October 2012, obtained exclusive rights to operate “Dota 2,” a popular online game with the unique mix of action, RTS and RPG gameplay, in mainland China.

•                  Released German, Polish, and Russian versions of “Torchlight 2.”

1  The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader.  The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2012, which was RMB6.2301 to USD1.00.  The percentages stated in this press release are calculated based on the RMB amounts.

2  As used in this press release, non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge and the goodwill impairment from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively.  See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3  Each ADS represents five ordinary shares.

Fiscal Year 2012 Financial Highlights

•                  Total revenues were RMB2,770.6 million (USD444.7 million), as compared to RMB2,983.4  million in fiscal year 2011.

•                  Gross profit was RMB2,230.7 million (USD358.0 million), as compared to RMB2,503.5 million in fiscal year 2011.

•                  Operating profit was RMB511.8 million (USD82.1 million), as compared to RMB1,023.3 million in fiscal year 2011.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP operating profit was RMB623.7 million (USD100.1 million), as compared to RMB1,128.0 million in fiscal year 2011.

•                  Net income attributable to the Company’s shareholders was RMB540.7 million (USD86.8 million), as compared to RMB984.0 million in fiscal year 2011.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP net income attributable to the Company’s shareholders was RMB652.6 million (USD104.7 million), as compared to RMB1,088.7 million in fiscal year 2011.

•                  Basic and diluted earnings per ADS were RMB11.31 (USD1.81) and RMB11.15 (USD1.79), respectively, as compared to RMB20.18 and RMB19.27, respectively, in fiscal year 2011.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP basic and diluted earnings per ADS were RMB13.65 (USD2.19) and RMB13.46 (USD2.16), respectively, as compared to RMB22.33 and RMB21.32, respectively, in fiscal year 2011.

Mr. Michael Chi, Chairman of Perfect World commented, “We ended 2012 with the fourth quarter top-line results in line with our expectations.  During the past year of 2012, we decelerated in-game promotional activities and primarily focused on longer-term projects in our pipeline and content enhancements for our existing titles in order to maintain a healthy life cycle of our portfolio and sustainable growth of our business.  As such, our 2012 results came in softer than our previous year’s results.  However, we believe this was a necessary step for the long-term benefit of our business and are confident that our efforts over the past year will translate into more high-quality entertainment and services for our players worldwide in 2013 and beyond.”

“Every single well-received product we ever delivered over the past few years is the fruit of the close collaboration of all of our talented staff and our dedicated management team, to all of whom I would like to extend my deep appreciation.  Especially, I would like to express my sincere gratitude to Robert, our Co-CEO, for his persistent efforts to push forward the development and implementation of our corporate strategy together with me.  Through his years’ of contribution to the Company, the board of directors and I have grown great confidence in his outstanding leadership and execution capabilities.  As such, while remaining Chairman of the Board of Directors to oversee the Company’s strategic directions, I have decided to step down from the Co-CEO position and the board has decided to appoint Robert as the Company’s CEO.  The board and I will continue to support Robert in his role as the Company’s CEO, and are confident in his future leadership of the Company to overcome challenges and create a better Perfect World.”

Mr. Robert Xiao, CEO of Perfect World continued, “I would like to thank Michael and the board for their trust and support.  As Michael just mentioned, the past year was a quiet year for us in terms of our new game launches.  However, we believe it was necessary for us to focus on working on areas that would pay off in the future for the long run.  During the fourth quarter, besides enhancing our recently-launched new game, ‘Return of the Condor Heroes,’ we also continued to work on expanding our deep and diverse game pipeline.  A number of attractive titles are currently under development, including a variety of MMORPGs, web games and mobile games. Out of them, our highly-anticipated MMORPGs, ‘Swordsman Online’ and ‘Saint Seiya Online,’ are now in the final stages of development and fine-tuning.  We look forward to bringing these two titles to our Chinese players later this year.  We also plan to introduce more of our web games and mobile games to different markets this year and further strengthen our pipeline.  In addition to these attractive titles that are under development by our Chinese studios, our pipeline also includes a number of world-class titles.  For example, we have obtained exclusive rights to operate ‘Dota 2’ in mainland China.  This world-famous title with a unique mix of action, RTS and RPG gameplay has attracted wide attention from gamers worldwide.  Another world-class title in our pipeline is ‘Neverwinter,’ a highly-anticipated MMORPG being developed by our subsidiary Cryptic Studios in the U.S., which we look forward to initially launching in North America soon.”

“We also continue to strengthen our operational capabilities in both China and overseas.  In addition to operating a variety of MMORPGs and web games in China, we have also established an overseas network through our subsidiaries and licensing activities with overseas partners, covering over a hundred countries and regions with over one-fourth of our total revenues generated from various overseas markets.  Continued focus on our global operational capabilities is an important part of our strategies.  As such, I am pleased to announce that the Company has appointed Mr. Qi Zhu, our senior vice president, as Chief Publishing Officer, Asia, responsible for our game operations and publishing in Asia, and Mr. Alan Chen, our senior vice president, as Chief Publishing Officer, U.S. & Europe, responsible for our game operations and publishing in the U.S. and Europe.”

“In summary, moving forward, in addition to our unchanged dedication to delivering more AAA-quality client-based games and further strengthening our global presence, we will also put more resources and efforts on developing lighter games, including web games and mobile games, to further diversify our portfolio and pipeline.  We are hopeful that our efforts will turn into new growth drivers for our business and create long-term value for our shareholders.”

“I am also pleased to announce that as we continue to generate a healthy cash flow from our strong operations and remain confident in our long term outlook, the Company would like to return value to our shareholders to express our gratitude for their enduring trust and support.  On March 10, 2013, the board of directors declared annual cash dividends in the aggregate amount of approximately USD22 million to our shareholders of record as of the close of business on April 8, 2013 (Eastern Time), at USD0.09 per Class A or Class B ordinary share, or USD0.45 per ADS, each representing five Class B ordinary shares of the Company.  The cash dividends are expected to be distributed in or around April 2013. We intend to distribute dividends annually in the future.  However, the distribution of any future dividends will be at the full discretion of the Board and will be dependent upon our financial position, results of operations, available cash, capital requirements and other factors.  Bringing value to our shareholders is an important part of our commitment, and we will continue to do what is necessary for the long-term health of our business and the best interest of our shareholders.”

Fourth Quarter 2012 Financial Results

Total Revenues

Total revenues were RMB679.9 million (USD109.1 million) in 4Q12, as compared to RMB695.8 million in 3Q12 and RMB776.4 million in 4Q11.

Online game operation revenues, which include both domestic and overseas online game operations, were RMB599.7 million (USD96.3 million) in 4Q12, as compared to RMB608.2 million in 3Q12 and RMB706.9 million in 4Q11.

The aggregate average concurrent users (ACU) for games under operation in mainland China was approximately 620,000 in 4Q12, as compared to 601,000 in 3Q12 and 873,000 in 4Q11.  The increase in ACU from 3Q12 was mainly attributable to a rebound in user traffic for some of the Company’s existing games such as “Zhu Xian.”

Licensing revenues were RMB36.5 million (USD5.9 million) in 4Q12, as compared to RMB39.0 million in 3Q12 and RMB65.6 million in 4Q11.  The decrease from 3Q12 was primarily due to lower initial license fees in certain overseas markets in 4Q12.

Other revenues were RMB43.7 million (USD7.0 million) in 4Q12, as compared to RMB48.6 million in 3Q12 and RMB3.9 million in 4Q11.  Most of the other revenues for 4Q12 were associated with “Torchlight 2,” a popular pay-per-install game developed by Runic Games, the Company’s majority-owned subsidiary based in the U.S.

Cost of Revenues

The cost of revenues was RMB157.3 million (USD25.3 million) in 4Q12, as compared to RMB128.9 million in 3Q12 and RMB137.1 million in 4Q11.  The increase from 3Q12 was mainly due to an impairment associated with certain of the Company’s smaller games in 4Q12.

Gross Profit and Gross Margin

Gross profit was RMB522.6 million (USD83.9 million) in 4Q12, as compared to RMB566.9 million in 3Q12 and RMB639.3 million in 4Q11.  Gross margin was 76.9% in 4Q12, as compared to 81.5% in 3Q12 and 82.3% in 4Q11.

Operating Expenses

Operating expenses were RMB510.2 million (USD81.9 million) in 4Q12, as compared to RMB457.5 million in 3Q12 and RMB419.1 million in 4Q11.  The increase in operating expenses from 3Q12 was mainly due to the goodwill impairment associated with the Company’s Japanese subsidiary and higher R&D expenses, partially offset by decreases in sales and marketing expenses and general administrative expenses in 4Q12.

R&D expenses were RMB230.9 million (USD37.1 million) in 4Q12, as compared to RMB197.1 million in 3Q12 and RMB186.5 million in 4Q11.  The increase from 3Q12 was primarily due to an increase in staff cost, including a special year-end bonus.

Sales and marketing expenses were RMB159.7 million (USD25.6 million) in 4Q12, as compared to RMB177.1 million in 3Q12 and RMB142.0 million in 4Q11.  The decrease from 3Q12 was primarily due to a decrease in advertising and promotional expenses in 4Q12.  In 4Q12, the Company did not launch any major new game or release as many major expansion packs as in 3Q12.

General and administrative expenses were RMB78.8 million (USD12.6 million) in 4Q12, as compared to RMB83.3 million in 3Q12 and RMB90.6 million in 4Q11.  The decrease from 3Q12 was mainly due to a decrease in staff cost.

Goodwill impairment was RMB40.8 million (USD6.5 million) in 4Q12, as compared to Nil in 3Q12 and Nil in 4Q11.  The increase was primarily due to the goodwill impairment associated with the Company’s Japanese subsidiary.

Operating Profit

Operating profit was RMB12.4 million (USD2.0 million) in 4Q12, as compared to RMB109.4 million in 3Q12 and RMB220.2 million in 4Q11.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP operating profit was RMB67.1 million (USD10.8 million) in 4Q12, as compared to RMB127.5 million in 3Q12 and RMB244.0 million in 4Q11.

Total Other Income

Total other income was RMB75.6 million (USD12.1 million) in 4Q12, as compared to RMB16.1 million in 3Q12 and RMB49.0 million in 4Q11.  The increase from 3Q12 was largely due to a foreign exchange gain and an equity investment gain recognized in 4Q12, while respective losses were recognized in 3Q12.  In addition, the sequential increase was also attributable to an increase in government grant subsidy income.

Income Tax Expense

Income tax expense was RMB1.1 million (USD0.2 million) in 4Q12, as compared to RMB29.1 million in 3Q12 and RMB10.7 million in 4Q11.  The decrease from 3Q12 was mainly due to the R&D super deduction recognized during the annual tax filing for some of the Company’s PRC entities.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB86.4 million (USD13.9 million) in 4Q12, as compared to RMB86.2 million in 3Q12 and RMB260.0 million in 4Q11.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP net income attributable to the Company’s shareholders was RMB141.1 million (USD22.7 million) in 4Q12, as compared to RMB104.3 million in 3Q12 and RMB283.9 million in 4Q11.

Basic and diluted earnings per ADS were RMB1.79 (USD0.29) and RMB1.78 (USD0.29), respectively, in 4Q12, as compared to RMB1.78 and RMB1.77, respectively, in 3Q12, and RMB5.65 and RMB5.45, respectively, in 4Q11.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP basic and diluted earnings per ADS were RMB2.92 (USD0.47) and RMB2.90 (USD0.47), respectively, in 4Q12, as compared to RMB2.16 and RMB2.14, respectively, in 3Q12, and RMB6.17 and RMB5.94, respectively, in 4Q11.

Cash and Cash Equivalents

As of December 31, 2012, the Company had RMB799.6 million (USD128.3 million) of cash and cash equivalents, as compared to RMB745.8 million as of September 30, 2012.  The increase was primarily due to net cash inflow generated from the Company’s online game operations, partially offset by a cash outflow for the investments in certain short-term structured deposits.

Fiscal Year 2012 Financial Results

Total Revenues

Total revenues were RMB2,770.6 million (USD444.7 million) in fiscal year 2012, as compared to RMB2,983.4 million in fiscal year 2011.

Online game operation revenues, which include both domestic and overseas online game operations, were RMB2,499.4 million (USD401.2 million) in fiscal year 2012, as compared to RMB2,708.5 million in fiscal year 2011.  The year-over-year decrease was primarily due to lower monetization of some of the existing games for the Company’s domestic operations, and was partially offset by the continued strength of the Company’s U.S. and European subsidiaries, as well as additional contribution from its recently-launched new game “Return of the Condor Heroes” in the domestic market.

Licensing revenues were RMB171.6 million (USD27.5 million) in fiscal year 2012, as compared to RMB246.8 million in fiscal year 2011.  The year-over-year decrease was primarily because the Company did not launch any new game in the domestic market until the end of 3Q12, which led to less availability of new games for export to overseas markets in fiscal year 2012.

Other revenues were RMB99.6 million (USD16.0 million) in fiscal year 2012, as compared to RMB28.1 million in fiscal year 2011.  The year-over-year increase was primarily associated with the revenue contribution from “Torchlight 2,” the Company’s popular pay-per-install game released in fiscal year 2012.

Cost of Revenues

Cost of revenues was RMB539.9 million (USD86.7 million) in fiscal year 2012, as compared to RMB479.9 million in fiscal year 2011.  The year-over-year increase was primarily due to an impairment associated with certain of the Company’s smaller games and an increase in staff cost in fiscal year 2012.

Gross Profit and Gross Margin

Gross profit was RMB2,230.7 million (USD358.0 million) in fiscal year 2012, as compared to RMB2,503.5 million in fiscal year 2011.  Gross margin was 80.5% in fiscal year 2012, as compared to 83.9% in fiscal year 2011.

Operating Expenses

Operating expenses were RMB1,718.9 million (USD275.9 million) in fiscal year 2012, as compared to RMB1,480.2 million in fiscal year 2011.  The year-over-year increase in operating expenses was mainly due to an increase in staff cost and the goodwill impairment associated with the Company’s Japanese subsidiary.

Operating Profit

Operating profit was RMB511.8 million (USD82.1 million) in fiscal year 2012, as compared to RMB1,023.3 million in fiscal year 2011.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP operating profit was RMB623.7 million (USD100.1 million) in fiscal year 2012, as compared to RMB1,128.0 million in fiscal year 2011.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB540.7 million (USD86.8 million) in fiscal year 2012, as compared to RMB984.0 million in fiscal year 2011.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP net income attributable to the Company’s shareholders was RMB652.6 million (USD104.7 million) in fiscal year 2012, as compared to RMB1,088.7 million in fiscal year 2011.

Basic and diluted earnings per ADS were RMB11.31 (USD1.81) and RMB11.15 (USD1.79), respectively, in fiscal year 2012, as compared to RMB20.18 and RMB19.27, respectively, in fiscal year 2011.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP basic and diluted earnings per ADS were RMB13.65 (USD2.19) and RMB13.46 (USD2.16), respectively, in fiscal year 2012, as compared to RMB22.33 and RMB21.32, respectively, in fiscal year 2011.

Declaration of Annual Cash Dividends

On March 10, 2013, the Company’s board of directors declared annual cash dividends in the aggregate amount of approximately USD22 million to the Company’s shareholders of record as of the close of business on April 8, 2013 (Eastern Time), at USD0.09 per Class A or Class B ordinary share, or USD0.45 per ADS, each representing five Class B ordinary shares of the Company.  The cash dividends are expected to be distributed in or around April 2013.

The Company intends to distribute dividends annually in the future.  However, the distribution of any future dividends will be at the full discretion of the Board and will be dependent upon the Company’s financial position, results of operations, available cash, capital requirements and other factors.

Business Outlook

Based on the Company’s current operations, total revenues for the first quarter of 2013 are expected to be between RMB592 million and RMB619 million.  “Torchlight 2,” the Company’s popular pay-per-install game, contributed better-than expected revenues in the fourth quarter.  The Company does not expect the revenue contribution from this game to be as significant in the first quarter of 2013.  Additionally, the Company does not launch any major new game in the first quarter of 2013 and decided to slow down some of the in-game monetization in order to maintain a healthy life cycle of its existing games in the long term.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge and the goodwill impairment from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively.  The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred and goodwill impairment may recur in the future.  They are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP.  We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge and the goodwill impairment in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance.  These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 9:00pm Eastern Daylight Time on Monday, March 11, 2013 (9:00am Beijing time on Tuesday, March 12, 2013).

Dial-in numbers for the live conference call are as follows:

• U.S. Toll Free Number	1-866-519-4004
• International Dial-in Number	+65-6723-9381
• Mainland China Toll Free Number	800-819-0121
• Hong Kong Toll Free Number	80-093-0346
• U.K. Toll Free Number	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com .

A telephone replay of the call will be available beginning two hours after the conclusion of the conference call through 11:59pm Eastern Time, March 19, 2013.

Dial-in numbers for the replay are as follows:

• U.S. Toll Free Number	1-855-452-5696
• International Dial-in Number	+61-2-8199-0299
Conference ID: 14047724

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China.  Perfect World primarily develops online games based on proprietary game engines and game development platforms.  Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends.  Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals” and “Return of the Condor Heroes;” an online casual game: “Hot Dance Party;” and a number of web games and social networking games.  While a substantial portion of the revenues are generated in China, Perfect World operates its games in North America, Europe and Japan through its own subsidiaries.  Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, Australia, New Zealand, and the Russian Federation and other Russian speaking territories.  Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements.  These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Potential risks and uncertainties include, but are not limited to, Perfect World’s limited operating history, its ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere.  Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.  All information provided in this press release and in the attachments is as of March 11, 2013, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang — Vice President, Investor Relations & Corporate Communications

Joanne Deng — Investor Relations Manager

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Victor Kuo

Tel: +86-10-5826-4939

Fax: +86-10-5826-4838

Email: vkuo@christensenir.com

Perfect World Co., Ltd.

Unaudited Consolidated Balance Sheets

	December 31,	December 31,	December 31,
	2011	2012	2012
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	2,150,213,495	799,632,647	128,349,890
Restricted cash	535,500,431	891,462,180	143,089,546
Short-term investments	139,517,875	1,508,884,886	242,192,723
Accounts receivable, net	142,543,972	110,286,428	17,702,192
Due from related parties	40,000	7,542,600	1,210,671
Prepayment and other assets	94,628,466	156,083,903	25,053,194
Deferred tax assets	27,130,068	41,585,847	6,674,989
Total current assets	3,089,574,307	3,515,478,491	564,273,205
Non current assets
Equity investments	33,384,729	227,832,057	36,569,567
Time deposits	293,892,575	51,465,395	8,260,765
Restricted time deposits	125,717,425	7,814,450	1,254,306
Property, equipment, and software, net	1,259,850,498	1,206,485,419	193,654,262
Construction in progress	4,793,214	20,326,428	3,262,617
Intangible assets, net	273,193,489	229,013,555	36,759,210
Goodwill	466,328,513	408,829,417	65,621,646
Due from related parties	7,561,080	—	—
Prepayments and other assets	62,457,484	87,332,624	14,017,853
Deferred tax assets	35,235,313	42,427,797	6,810,131
Total assets	5,651,988,627	5,797,005,633	930,483,562

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	89,123,596	70,696,803	11,347,618
Short-term bank loans	560,780,100	747,974,500	120,058,185
Advances from customers	95,921,079	133,949,512	21,500,379
Salary and welfare payable	204,976,567	232,137,936	37,260,708
Taxes payable	43,236,335	49,898,625	8,009,282
Accrued expenses and other liabilities	68,663,124	58,016,741	9,312,329
Due to related parties	155,000	150,000	24,077
Deferred revenues	461,921,174	365,705,044	58,699,707
Deferred tax liabilities	106,933,061	61,219,290	9,826,374
Deferred government grants	579,526	458,287	73,560
Total current liabilities	1,632,289,562	1,720,206,738	276,112,219
Deferred revenues	17,481,338	56,503,584	9,069,451
Deferred tax liabilities	8,005,954	6,875,864	1,103,652
Other long-term liabilities	8,803,103	1,619,438	259,938
Total liabilities	1,666,579,957	1,785,205,624	286,545,260

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 201,238,020 Class B ordinary shares issued and outstanding as of December 31, 2011; 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 212,376,660 Class B ordinary shares issued and outstanding as of December 31, 2012)	186,948	193,960	31,133
Additional paid-in capital	212,421,037	329,804,508	52,937,274
Statutory reserves	268,014,793	272,938,726	43,809,686
Accumulated other comprehensive loss	(60,430,695)	(80,543,186)	(12,928,073)
Retained earnings	3,538,087,071	3,466,189,747	556,361,816
Total Perfect World Shareholders’ Equity	3,958,279,154	3,988,583,755	640,211,836
Non-controlling interests	27,129,516	23,216,254	3,726,466
Total Shareholders’ Equity	3,985,408,670	4,011,800,009	643,938,302
Total Liabilities and Shareholders’ Equity	5,651,988,627	5,797,005,633	930,483,562

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Operations

	Three months ended				Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	USD	RMB	RMB	USD
Revenues
Online game operation revenues	706,928,792	608,210,956	599,656,127	96,251,445	2,708,506,602	2,499,418,794	401,184,378
Licensing revenues	65,602,278	38,967,837	36,495,793	5,857,979	246,823,270	171,563,574	27,537,852
Other revenues	3,856,156	48,630,435	43,745,046	7,021,564	28,106,785	99,603,687	15,987,494
Total Revenues	776,387,226	695,809,228	679,896,966	109,130,988	2,983,436,657	2,770,586,055	444,709,724
Cost of revenues	(137,087,329)	(128,875,426)	(157,316,603)	(25,251,056)	(479,929,333)	(539,935,810)	(86,665,673)
Gross profit	639,299,897	566,933,802	522,580,363	83,879,932	2,503,507,324	2,230,650,245	358,044,051
Operating expenses
Research and development expenses	(186,483,272)	(197,110,698)	(230,930,699)	(37,066,933)	(664,354,758)	(797,067,359)	(127,938,132)
Sales and marketing expenses	(142,022,371)	(177,135,483)	(159,699,131)	(25,633,478)	(513,914,847)	(559,973,706)	(89,881,977)
General and administrative expenses	(90,617,974)	(83,270,255)	(78,805,501)	(12,649,155)	(301,951,176)	(321,059,742)	(51,533,642)
Goodwill impairment	—	—	(40,769,946)	(6,544,028)	—	(40,769,946)	(6,544,028)
Total operating expenses	(419,123,617)	(457,516,436)	(510,205,277)	(81,893,594)	(1,480,220,781)	(1,718,870,753)	(275,897,779)
Operating profit	220,176,280	109,417,366	12,375,086	1,986,338	1,023,286,543	511,779,492	82,146,272
Other income / (expenses)
Share of (loss) / income from equity investments	(341,956)	(4,430,549)	6,396,692	1,026,740	(1,574,506)	(5,334,495)	(856,245)
Interest income	23,418,520	19,169,167	22,355,315	3,588,275	72,527,888	94,572,292	15,179,900
Interest expense	(4,329,191)	(5,345,876)	(4,368,201)	(701,145)	(6,606,336)	(21,866,732)	(3,509,852)
Others, net	30,228,833	6,695,488	51,213,562	8,220,343	54,171,038	84,212,576	13,517,050
Total other income	48,976,206	16,088,230	75,597,368	12,134,213	118,518,084	151,583,641	24,330,853
Profit before tax	269,152,486	125,505,596	87,972,454	14,120,551	1,141,804,627	663,363,133	106,477,125
Income tax expense	(10,657,559)	(29,077,514)	(1,134,281)	(182,065)	(161,704,455)	(116,119,365)	(18,638,443)
Income from continuing operations, net of tax	258,494,927	96,428,082	86,838,173	13,938,486	980,100,172	547,243,768	87,838,682
Loss from discontinued operations, net of tax	—	—	—	—	(37,492)	—	—
Net Income	258,494,927	96,428,082	86,838,173	13,938,486	980,062,680	547,243,768	87,838,682
Net loss / (income) attributable to the non-controlling interests	1,526,359	(10,269,331)	(391,178)	(62,788)	3,923,735	(6,593,580)	(1,058,343)
Net income attributable to the Company’s shareholders	260,021,286	86,158,751	86,446,995	13,875,698	983,986,415	540,650,188	86,780,339

Net earnings per share, basic
Continuing operations	1.13	0.36	0.36	0.06	4.04	2.26	0.36
Discontinued operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total earnings per share, basic	1.13	0.36	0.36	0.06	4.04	2.26	0.36

Net earnings per share, diluted
Continuing operations	1.09	0.35	0.36	0.06	3.85	2.23	0.36
Discontinued operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total earnings per share, diluted	1.09	0.35	0.36	0.06	3.85	2.23	0.36

Net earnings per ADS, basic
Continuing operations	5.65	1.78	1.79	0.29	20.17	11.31	1.81
Discontinued operations	0.00	0.00	0.00	0.00	0.01	0.00	0.00
Total earnings per ADS, basic	5.65	1.78	1.79	0.29	20.18	11.31	1.81

Net earnings per ADS, diluted
Continuing operations	5.45	1.77	1.78	0.29	19.26	11.15	1.79
Discontinued operations	0.00	0.00	0.00	0.00	0.01	0.00	0.00
Total earnings per ADS, diluted	5.45	1.77	1.78	0.29	19.27	11.15	1.79

Shares used in calculating basic net earnings per share	230,210,827	241,622,487	241,754,091	241,754,091	243,765,093	239,119,233	239,119,233
Shares used in calculating diluted net earnings per share	238,748,799	243,269,476	243,416,502	243,416,502	255,380,327	242,495,660	242,495,660

Amount attributable to the Company’s shareholders:
Income from continuing operations, net of tax	260,021,286	86,158,751	86,446,995	13,875,698	983,672,251	540,650,188	86,780,339
Income from discontinued operations, net of tax	—	—	—	—	314,164	—	—
Net income	260,021,286	86,158,751	86,446,995	13,875,698	983,986,415	540,650,188	86,780,339

Total share-based compensation cost included in:
Cost of revenues	(1,508,310)	(1,130,569)	(799,479)	(128,325)	(6,362,169)	(4,570,357)	(733,593)
Research and development expenses	(11,607,745)	(8,598,468)	(6,631,180)	(1,064,378)	(47,533,344)	(34,818,684)	(5,588,784)
Sales and marketing expenses	(3,628,054)	(2,730,279)	(2,390,115)	(383,640)	(15,228,350)	(10,111,863)	(1,623,066)
General and administrative expenses	(7,101,620)	(5,652,702)	(4,105,931)	(659,047)	(35,612,664)	(21,643,688)	(3,474,051)

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended				Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	USD	RMB	RMB	USD

GAAP operating profit	220,176,280	109,417,366	12,375,086	1,986,338	1,023,286,543	511,779,492	82,146,272
Share based compensation charge	23,845,729	18,112,018	13,926,705	2,235,390	104,736,527	71,144,592	11,419,494
Goodwill impairment	—	—	40,769,946	6,544,028	—	40,769,946	6,544,028
Non-GAAP operating profit	244,022,009	127,529,384	67,071,737	10,765,756	1,128,023,070	623,694,030	100,109,794

GAAP net income attributable to the Company’s shareholders	260,021,286	86,158,751	86,446,995	13,875,698	983,986,415	540,650,188	86,780,339
Share based compensation charge	23,845,729	18,112,018	13,926,705	2,235,390	104,736,527	71,144,592	11,419,494
Goodwill impairment	—	—	40,769,946	6,544,028	—	40,769,946	6,544,028
Non-GAAP net income attributable to the Company’s shareholders	283,867,015	104,270,769	141,143,646	22,655,116	1,088,722,942	652,564,726	104,743,861

GAAP net earnings per ADS
- Basic	5.65	1.78	1.79	0.29	20.18	11.31	1.81
- Diluted	5.45	1.77	1.78	0.29	19.27	11.15	1.79

Non-GAAP net earnings per ADS
- Basic	6.17	2.16	2.92	0.47	22.33	13.65	2.19
- Diluted	5.94	2.14	2.90	0.47	21.32	13.46	2.16

ADSs used in calculating net earnings per ADS
- Basic	46,042,165	48,324,497	48,350,818	48,350,818	48,753,019	47,823,847	47,823,847
- Diluted	47,749,760	48,653,895	48,683,300	48,683,300	51,076,065	48,499,132	48,499,132